SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 15, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.
Acquisition of VLCC Tanker Vessels
     On September 10, 2010, Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”) consummated its previously announced acquisition of a fleet of seven very large crude carrier (“VLCC”) tankers for an aggregate purchase price of $587.0 million, pursuant to a Securities Purchase Agreement, dated as of July 19, 2010, by and between Navios Acquisition and Vanship Holdings Limited (the “Seller”), by and between Navios Acquisition and Seller (as amended, the “Purchase Agreement”). The Purchase Agreement contemplated the purchase of the seven vessel owning subsidiaries (“Vessel Owning Subsidiaries”) that own each of the vessels.
     The $587.0 million consideration was financed as follows: (a) $411.0 million of bank debt, incurred at closing; (b) $113.8 million of cash paid at closing ($133.8 million cash payment net of $20.0 million working capital adjustments); (c) $11.0 million through the issuance of 1,894,918 Navios Acquisition shares of common stock at closing; and (d) $51.2 million due to shipyard in 2011 for the new build scheduled for delivery in June 2011 (of which $36.3 million will be drawn down from existing debt facilities entered into in connection with the acquisition).
     Of the 1,894,918 shares of our common stock issued at closing, 1,378,122 shares of common stock, having an aggregate value of approximately $8.0 million, were deposited into a one-year escrow to provide for indemnity or other claims under the Purchase Agreement, and the balance of 516,796 shares of common stock, having an aggregate value of approximately $3.0 million, were delivered to the Seller. The $411.0 million of debt consists of six credit facilities with a consortium of banks and has a weighted average margin of 2.94%. The cash portion of the consideration paid at closing was financed with: (i) $32.2 million cash from the balance sheet of the Vessel Owning Subsidiaries; (ii) $40.0 million in short term financing from Navios Maritime Holdings Inc. (“Navios Holdings”); and (iii) existing cash resources of Navios Acquisition. The $40.0 million facility with Navios Holdings has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012.
     The terms of the Purchase Agreement were previously disclosed in a Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on July 26, 2010 (“Acquisition 6-K”), which is incorporated herein by reference.
     After giving effect to the acquisition of the VLCC tankers, Navios Acquisition’s consolidated fleet consists of the following:

Vessel	Type	DWT	Built/ Delivery Date	Net Charter Rate	Expiration Date	Profit Share
				($ per day)
Owned Vessels
Colin Jacob	LR 1	74,671	2007	17,000	June 2013	50% above $17,000
Ariadne Jacob	LR 1	74,671	2007	17,000	July 2013	50% above $17,000
Shinyo Splendor	VLCC	306,474	1993	38,019	5/18/2014	None
Shinyo Navigator	VLCC	300,549	1996	42,705	12/18/2016	None
C. Dream	VLCC	298,570	2000	29,625 (1)	3/15/2019	50% above $30,000
						40% above $40,000
Shinyo Ocean	VLCC	281,395	2001	38,400	1/10/2017	50% above $43,500
Shinyo Kannika	VLCC	281,474	2001	38,025	2/17/2017	50% above $44,000
Shinyo Saowalak	VLCC	298,000	2010	48,153	6/15/2025	35% above $54,388
						40% above $59,388
						50% above $69,388
Vessels to be delivered
Nave Cosmos	Chemical Tanker	25,000	Q4 2010
TBN	Chemical Tanker	25,000	Q4 2010
Shinyo Kieran	VLCC	298,000	Q2 2011	48,153	6/15/2026	35% above $54,388
						40% above $59,388
						50% above $69,388
TBN	LR 1	75,000	Q4 2011
TBN	LR 1	75,000	Q4 2011

1

Vessel	Type	DWT	Built/ Delivery Date	Net Charter Rate	Expiration Date	Profit Share
				($ per day)
TBN	MR 2	50,000	Q1 2012
TBN	MR 2	50,000	Q2 2012
TBN	MR 2	50,000	Q3 2012
TBN	MR 2	50,000	Q3 2012
TBN	MR 2	50,000	Q4 2012
TBN	MR 2	50,000	Q4 2012
TBN	MR 2	50,000	Q4 2012
1. Vessel sub-chartered at $34,843/day over the next two years.
     Navios Acquisition has previously filed the audited combined financial statement of the Vessel Owning Subsidiaries for the years ended December 31, 2009, 2008 and 2007 in the Acquisition 6-K and the unaudited combined financial statements for the three month periods ended March 31, 2010 and 2009 in a Report on Form 6-K filed with the SEC on August 6, 2010. This Report on Form 6-K contains the unaudited combined financial statements for the six month periods ended June 30, 2010 and 2009 of the Vessel Owning Subsidiaries. In addition, this Report contains the unaudited condensed combined pro forma financial statements of Navios Acquisition as of and for the six month period ended June 30, 2010 to give effect to the acquisition of the Vessel Owning Subsidiaries. Such financial statements may not be indicative of the future operations or post-closing financial position of such companies.
     With respect to the historical financial statements, the revenues of the Vessel Owning Subsidiaries for the first six month period ended June 30, 2010 was approximately $3.3 million higher than for the comparable 2009 period. However, net income for the first six months was down from approximately $14.3 million in 2009 to approximately $2.7 million in 2010. Based on information from the Seller, such decrease was due mainly to a loss of $4.9 million in 2010 compared to a gain of $10.7 million in 2009 on the mark-to-market value of certain interest rate swap agreements and a write-off of deferred loan costs of approximately $1.2 million, partially offset by lower interest expense. Such derivative financial instruments were extinguished in connection with the closing of the acquisition, and the Purchase Agreement required the Seller to take a number of other actions that will impact the post-closing financial statements including, but not limited to, extinguishing the shareholders loans, settlement of accrued tax liabilities, prepayment in full of the loan facility dated August 20, 2008 on the Shinyo Kieran and the related interest rate swap agreements. Accordingly, the unaudited condensed combined balance sheet, statements of income and cash flows contained herein may not be indicative of the continued operations of the Vessel Owning Subsidiaries following their acquisition.
     This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the SEC.

2

Vessel Owning Subsidiaries
Unaudited Condensed Combined Balance Sheets
as of December 31, 2009 and June 30, 2010
(expressed in US$)

	Note		December 31, 2009	June 30, 2010
Assets
Current assets
Cash			18,217,569	13,619,655
Restricted cash			2,639,807	2,497,163
Trade accounts receivable			—	858,807
Prepayments and other receivables			2,104,359	1,861,504
Amounts due from related parties	9	(b)	883,654	1,112,422
Supplies			416,205	1,414,120

Total current assets			24,261,594	21,363,671

Restricted cash			6,500,000	14,500,000
Loan to a related party	9	(b)	8,882,533	8,882,533
Deferred loan costs			3,200,992	2,216,573
Vessels, net	4		359,334,424	490,727,007
Vessels under construction	5		174,901,072	89,543,922

Total assets			577,080,615	627,233,706

Liabilities
Current liabilities
Current portion of long-term bank loans	6		51,979,567	40,223,988
Amounts due to related parties	9	(b)	13,788,975	16,584,296
Accrued liabilities and other payables			10,358,065	8,257,729

Total current liabilities			76,126,607	65,066,013
Long-term bank loans	6		344,910,681	376,850,067
Loans from a related party	9	(b)	131,459,170	156,385,888
Derivative financial instruments	7		9,729,403	11,354,087

Total liabilities			562,225,861	609,656,055

Commitments and contingencies	10

Shareholder’s equity
Paid-in capital			15	15
Retained earnings			14,854,739	17,577,636

Total shareholder’s equity			14,854,754	17,577,651

Total liabilities and shareholder’s equity			577,080,615	627,233,706

See accompanying notes to the unaudited condensed combined financial statements.

Vessel Owning Subsidiaries
Unaudited Condensed Combined Statements of Income
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)

	Note		2009	2010
Operating revenue
Revenue	8		31,825,564	35,173,743

Operating expense (a)
Vessel operating expenses			8,679,973	8,514,394
Depreciation expenses			10,938,752	11,465,923
Management fee	9	(a)	300,000	330,050
Commission			621,237	728,265
Administrative expenses			76,019	178,898

Total operating expense			20,615,981	21,217,530

Operating income			11,209,583	13,956,213

Other income/(expense) (a)
Interest income			207,624	153,558
Interest expense			(7,843,283)	(5,100,899)
Write off of deferred loan costs	6	(f)	—	(1,206,915)
Changes in fair value of derivative financial instruments	7		10,777,913	(4,899,212)
Others, net			(12,490)	(179,848)

Total other income/(expense)			3,129,764	(11,233,316)

Income before income taxes			14,339,347	2,722,897
Income taxes			—	—

Net income			14,339,347	2,722,897

(a)	Includes the following income/expenses resulting from transactions with related parties (see note 9(a)):

	2009	2010
Vessel operating expenses
Agency fee	600,000	600,000
Management fee	300,000	330,050

Interest income	184,912	126,046
Interest expense, net of amounts capitalized	1,537,400	1,579,552

See accompanying notes to the unaudited condensed combined financial statements.

Vessel Owning Subsidiaries
Unaudited Condensed Combined Statements of Shareholder’s Equity
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)

			Total
	Paid-in	Retained	shareholder’s
	capital	earnings	equity
Balance as of January 1, 2009	15	(3,820,639)	(3,820,624)
Net income	—	14,339,347	14,339,347
Dividend paid	—	(4,000,000)	(4,000,000)

Balance as of June 30, 2009	15	6,518,708	6,518,723

Balance as of January 1, 2010	15	14,854,739	14,854,754
Net income	—	2,722,897	2,722,897

Balance as of June 30, 2010	15	17,577,636	17,577,651

See accompanying notes to the unaudited condensed combined financial statements.

Vessel Owning Subsidiaries
Unaudited Condensed Combined Statements of Cash Flows
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)

	2009	2010
Cash flows from operating activities
Net income	14,339,347	2,722,897
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expenses	10,938,752	11,465,923
Amortization of deferred loan costs	148,436	112,445
Amortization of loan premium	(36,993)	(36,993)
Expenditure relating to drydocking	(5,001,428)	—
Amortization of deferred revenue	(1,232,948)	—
Write off of deferred loan costs	—	1,206,915
Change in fair value of derivative financial instruments (net of cash
settlement payment of $3,274,528 in 2010)	(10,777,913)	1,624,684
Changes in operating assets and liabilities:
Trade accounts receivable	869,424	(858,807)
Prepayments and other receivables	(2,648,978)	242,855
Amounts due from related parties	1,267,853	(228,768)
Supplies	(81,988)	(997,915)
Accrued liabilities and other payables	3,411,514	(2,100,336)
Amounts due to related parties	4,528,035	2,795,321

Net cash provided by operating activities	15,723,113	15,948,221

Cash flows from investing activities:
Capital expenditure on vessels under construction	(4,729,758)	(57,501,356)
Increase in restricted cash	(554,136)	(7,857,356)

Net cash used in investing activities	(5,283,894)	(65,358,712)

Cash flows from financing activities:
Proceeds from long-term bank loans	—	90,000,000
Repayment of long-term bank loans	(18,625,000)	(69,779,200)
Proceeds from loans from a related party	3,835,714	24,926,718
Dividend paid	(4,000,000)	—
Payment of loan costs	(189,068)	(334,941)

Net cash (used in)/provided by financing activities	(18,987,354)	44,812,577

Net decrease in cash	(8,539,135)	(4,597,914)
Cash:
At beginning of period	22,476,300	18,217,569

At end of period	13,937,165	13,619,655

Supplemental Disclosure of Cash Flow Information:

	2009	2010
Cash paid during the period for:
Interest, net of amounts capitalized	7,192,521	4,154,521

See accompanying notes to the unaudited condensed combined financial statements.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(1) Description of Business
The combined Vessel Owning Subsidiaries (the “Company”) are entities under common control and include Shinyo Loyalty Limited, Shinyo Kannika Limited, Shinyo Navigator Limited, Shinyo Ocean Limited, Shinyo Dream Limited, Shinyo Saowalak Limited and Shinyo Kieran Limited, all of which were wholly-owned subsidiaries of Vanship Holdings Limited (the “Parent”) prior to the Parent’s disposal of these entities to Navios Maritime Acquisition Corporation (“NMAC”) on September 10, 2010. (see Note 14).
Details of the Vessel Owning Subsidiaries are set out below:

Company	Country of incorporation	Date of incorporation	Vessel name
Shinyo Loyalty Limited	Hong Kong	September 8, 2003	Shinyo Splendor
Shinyo Kannika Limited	Hong Kong	September 27, 2004	Shinyo Kannika
Shinyo Navigator Limited	Hong Kong	September 21, 2006	Shinyo Navigator
Shinyo Ocean Limited	Hong Kong	December 28, 2006	Shinyo Ocean
Shinyo Dream Limited	Hong Kong	July 20, 2007	C Dream
Shinyo Saowalak Limited	British Virgin Islands	April 3, 2008	Shinyo Saowalak
Shinyo Kieran Limited	British Virgin Islands	April 3, 2008	Shinyo Kieran (1)

(1)	Shinyo Kieran is under construction and scheduled to be delivered in 2011.
The Company engages in the business of ocean transportation of crude oil worldwide. The principal activity of the Company is the ownership and chartering of double-hulled very large crude oil carriers with capacity over 281,000 deadweight tonnage each.
The Company has outsourced substantially all its day-to-day operations to its related party, Belindtha Marine Limited (“Belindtha”), a company controlled by a shareholder of the Parent. Belindtha then sub-contracted its obligations under the outsourcing arrangement to Univan Ship Management Limited (“Univan”) which assists in providing technical management services to the Company. Univan is controlled by a director of the Vessel Owning Subsidiaries. All expenses incurred by Univan on behalf of the Company are charged to the Company based on the actual expenditures incurred on its behalf.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
     The Company received time charter revenue pursuant to time charter agreements with charterers and details are set out below:

Company	Charterer	Daily charter rate	Period
Shinyo Loyalty Limited	Blue Light Chartering Inc.	$39,500	May 18, 2007 to May 17, 2014
Shinyo Kannika Limited	Dalian Ocean Shipping Company	$39,000	February 17, 2007 to February 16, 2017
Shinyo Navigator Limited	Dalian Ocean Shipping Company	$43,800	December 18, 2006 to December 17, 2016
Shinyo Ocean Limited	Formosa Petrochemical Corporation	$38,500	January 10, 2007 to January 9, 2017
Shinyo Dream Limited	Sanko Steamship Co., Ltd	$28,900	September 7, 2007 to April 19, 2009
	SK Shipping Company Limited	$30,000	April 19, 2009 to April 18, 2019
Shinyo Saowalak Limited	Dalian Ocean Shipping Company	$49,388	June 20, 2010 to June 19, 2025
Shinyo Kieran Limited	Dalian Ocean Shipping Company	$49,388	15 years from date of delivery of the vessel
(2) Principles of Combination and Basis of Presentation
The accompanying unaudited condensed combined financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2009 and 2010 include the assets, liabilities, revenues, and expenses of the Vessel Owning Subsidiaries for the periods presented. All intercompany transactions and balances among the combined entities have been eliminated. The Vessel Owning Subsidiaries have been under the common control of the Parent since the respective dates of incorporation of these entities. As further described in Note 14, on September 10, 2010, NMAC consummated the acquisition of all of the equity interests in the Vessel Owning Subsidiaries. The accompanying unaudited condensed combined financial statements include the accounts of the seven entities as set out in Note 1 and do not reflect any adjustments to the Company’s assets and liabilities that might subsequently be necessary as a result of the acquisition.
In the opinion of the management, all adjustments (which include normal accruals) necessary to present a fair statement of the financial position of the Company as of June 30, 2010, and the results of its operations and cash flows for the six-month periods ended June 30, 2009 and 2010, in conformity with U.S. generally accepted accounting principles (“US GAAP”), have been made. The unaudited condensed combined statements of income for the six month periods ended June 30, 2009 and 2010 are not necessarily indicative of the operating results to be expected for the full fiscal year or any future periods. The accompanying unaudited condensed combined financial statements should be read in conjunction with the combined financial statements and related notes as of and for the year ended December 31, 2009.
Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP, but is not required for interim reporting purposes, has been condensed or omitted.
The basis of accounting differs in certain material respects from that used in the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles of the country of their domicile. The accompanying unaudited condensed combined financial statements reflect necessary adjustments to present them in conformity with US GAAP.
(3) Summary of Significant Accounting Policies
(a) Liquidity
As of June 30, 2010, the Company had a working capital deficit of $43,702,342. These financial statements have been prepared assuming that each of the Vessel Owning Subsidiaries will continue as a going concern. The Parent had confirmed its intention to provide continuing and unlimited financial support to each of the Vessel Owning Subsidiaries, so long as these entities were owned by and under the control of the Parent, to meet its financial obligations as and when they become due. Upon the consummation of the acquisition of the Vessel Owning Subsidiaries on September 10, 2010, NMAC has confirmed its intention to provide such financial support to the Vessel Owning Subsidiaries.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(3) Summary of Significant Accounting Policies (continued)
(b) Use of Estimates
The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the estimated useful lives of the vessels (including drydocking costs), residual values and recovery of the carrying amounts of the vessels. Actual results could differ from those estimates.
(c) Contingencies
In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
(d) Income and Other Taxes
Under the laws of the countries of incorporation of the Vessel Owning Subsidiaries and/or the registration of their vessels, the Company is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are charged by the country where the vessel is registered at a fixed rate based on the tonnage of the vessel. Registration and tonnage taxes have been included in vessel operating expenses in the accompanying statements of income.
The Company follows the provisions on accounting for uncertainty in income taxes prescribed by ASC 740, Income Taxes. This standard prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. For the periods ended June 30, 2009 and 2010, the Company has no unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expenses in the statements of income.
(4) Vessels, net

	December 31,	June 30,
	2009	2010
Vessels
Cost	439,426,618	582,285,124
Accumulated depreciation	(80,092,194)	(91,558,117)

Vessels, net	359,334,424	490,727,007

The vessels are mortgaged as described in Note 6.
Drydocking costs of $5,001,428 and $nil were capitalized during the six month periods ended June 30, 2009 and 2010, respectively. As of December 31, 2009 and June 30, 2010, the undepreciated carrying amount of the drydocking costs was $5,523,401 and $4,778,839, respectively.
For the six month periods ended June 30, 2009 and 2010, $400,061 and $744,562 of drydocking costs were expensed as depreciation, respectively.
The Company has agreed to a mutual sale provision with the charterer of Shinyo Ocean whereby either party can request the sale of the vessel provided that a price can be obtained that is at least $3,000,000 greater than the agreed depreciated value of the vessel as set forth in the charter agreement.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(5) Vessels Under Construction

	June 30, 2009	June 30, 2010
At beginning of the period	165,421,969	174,901,072
Additions for the period	—	53,679,200
Capitalization of interest and financing costs during the period	4,729,758	3,822,156
Transfer to vessels, net	—	(142,858,506)

At end of the period	170,151,727	89,543,922

On April 7, 2008, the Company entered into two shipbuilding contracts with a constructor to build Shinyo Saowalak and Shinyo Kieran at a contract price of $134,198,000 and $134,198,000, respectively. Progress payments are scheduled based on the estimated stage of completion of the construction. The Company does not become obligated, nor does it obtain ownership before scheduled milestones are met. Shinyo Saowalak was delivered on June 17, 2010 and Shinyo Kieran is under construction and scheduled to be delivered on June 30, 2011.
(6) Long-term Bank Loans

Lender/period		December 31,	June 30,
	Note	2009	2010

HSH Nordbank AG
- December 13, 2006 to December 12, 2016 (1)	a	60,375,000	56,125,000

DVB Group Merchant Bank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG
- September 7, 2007 to September 6, 2017	b	57,400,000	55,600,000

DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG
- January 8, 2007 to January 7, 2017	c	63,782,000	60,482,000
- January 8, 2007 to November 15, 2016	d	63,434,000	60,334,000
- May 21, 2007 to May 20, 2014	e	44,540,848	40,853,855

BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited
- August 20, 2008 to September 30, 2020 (1)	f	53,679,200	—

China Merchant Bank Co., Ltd
- March 26, 2010 to June 21, 2020	g	—	90,000,000

BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited
- August 20, 2008 to September 30, 2021 (1)	h	53,679,200	53,679,200

		396,890,248	417,074,055

Representing:

Current portion		51,979,567	40,223,988
Non-current portion		344,910,681	376,850,067

		396,890,248	417,074,055

(1)	The Company has entered into interest rate swap arrangements to mitigate the interest rate risk related to these bank loans (see Note 7).

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(a)	On December 13, 2006, a loan of $82,875,000 was obtained from HSH Nordbank AG. The loan is secured by Shinyo Navigator and is repayable by forty quarterly installments. Interest is charged at LIBOR plus 1.00% per annum. The Company has entered into an interest rate swap arrangement to mitigate the interest rate risk related to this bank loan (see Note 7). The annual interest rate, after taking into account of the interest rate swap, as of December 31, 2009 and June 30, 2010 was 5.95% and 5.95%, respectively.

(b)	On September 7, 2007, a syndicated loan of $65,000,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by C Dream and is repayable by thirty-nine quarterly installments and a balloon payment to be paid together with the thirty-ninth installment. Interest is charged at LIBOR plus 0.95% per annum (effective interest rates of 1.35% and 1.69% as of December 31, 2009 and June 30, 2010, respectively).

(c)	On January 8, 2007, a syndicated loan of $86,800,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Ocean and is repayable by forty quarterly installments and a balloon payment to be paid together with the fortieth installment. Interest is charged at LIBOR plus 0.98% per annum (effective interest rates of 1.48% and 1.47% as of December 31, 2009 and June 30, 2010, respectively).

(d)	On January 8, 2007, a bank loan obtained in previous years was repaid with a portion of the proceeds of a new bank loan in the amount of $86,800,000 obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Kannika and is repayable by forty quarterly installments and a balloon payment to be paid together with the fortieth installment. The loan carries interest at LIBOR plus 0.98% per annum (effective interest rates of 1.43% and 1.63% as of December 31, 2009 and June 30, 2010, respectively).

(e)	On May 21, 2007, a bank loan obtained in previous years was repaid with a portion of the proceeds of a new bank loan in the amount of $62,000,000 obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. In connection with the refinancing of the bank loan, a cash rebate of $383,333 was received by the Company. The cash rebate is accounted for as a loan premium and is amortized to interest expenses over the period of the bank loan using effective interest method. As of December 31, 2009 and June 30, 2010, unamortized loan premium was $190,848 and $153,855, respectively.

The loan is secured by Shinyo Splendor and is repayable by twenty-eight quarterly installments. Of the total bank loan amount of $62,000,000, $50,000,000 and $12,000,000 carries interest at LIBOR plus 0.8% per annum and LIBOR plus 1.62% per annum, respectively (weighted average interest rate as of December 31, 2009 and June 30, 2010 was 1.37% and 1.63%, respectively).

(f)	On August 20, 2008, a loan facility of $107,400,000 was obtained from BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited to finance the construction of Shinyo Saowalak. The draw-down balance of the loan facility as of December 31, 2009 was $53,679,200. The loan was early repaid in full on March 31, 2010. The carrying amount of unamortized deferred loan cost of $1,206,915 was written-off during the period ended June 30, 2010.

The loan was secured by Shinyo Saowalak and is repayable by forty quarterly installments together with a balloon payment in the fortieth installment and the first repayment installment shall be made on the date falling three months after the actual delivery date of the vessel under construction. Interest was charged at LIBOR plus 1.80% per annum (3.91% as of December 31, 2009).

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(6) Long-term Bank Loans (continued)
(f)	(continued)
The Company has entered into interest rate swap arrangements to mitigate the interest rate risk related to this bank loan (see Note 7). The annual interest rate, after taking into account of the interest rate swaps as of December 31, 2009 was 5.96%. The interest rate swap agreements were terminated on March 29, 2010 and March 31, 2010.
(g)	On March 26, 2010, a loan facility of $90,000,000 was obtained from China Merchant Bank Co., Ltd to finance the construction of Shinyo Saowalak. The Company repaid the loan from BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited (Note 6(f)) with a portion of the proceeds of this bank loan. The draw-down balance of the loan facility as of June 30, 2010 was $90,000,000.
The loan is secured by Shinyo Saowalak and is repayable by forty quarterly installments and the first repayment installment shall be made on September 21, 2010. Interest is charged at LIBOR plus 2.00% per annum (effective interest rate of 2.54% as of June 30, 2010).
(h)	On August 20, 2008, a loan facility of $107,400,000 was obtained from BNP Paribas, The Bank of Nova Scotia Asia Limited, Deutsche Schiffsbank AG, DVB Group Merchant Bank (Asia) Ltd and Scotiabank (Hong Kong) Limited to finance the construction of Shinyo Kieran. The balance of the loan facility as of December 31, 2009 and June 30, 2010 was $53,679,200 and $53,679,200, respectively.
The loan is secured by Shinyo Kieran, a vessel under construction and is repayable by forty quarterly installments together with a balloon payment in the fortieth installment and the first repayment installment shall be made on the date falling 3 months after the actual delivery date of Shinyo Kieran. Interest is charged at LIBOR plus 1.80% per annum (3.94% and 3.66% as of December 31, 2009 and June 30, 2010, respectively).
The Company entered into interest rate swap arrangements to mitigate the interest rate risk related to this bank loan (see Note 7). The annual interest rate, after taking into account for the interest rate swaps, as of December 31, 2009 and June 30, 2010 was 5.99% and 5.99%, respectively.
     As of December 31, 2009 and June 30, 2010, bank loans were secured as follows:

	December 31,	June 30,
	2009	2010
Secured by:
Restricted cash	9,139,807	16,997,163
Vessels	359,334,424	490,727,007
Vessels under construction	174,901,072	89,543,922

	543,375,303	597,268,092

     All of the bank loans are also guaranteed by the Parent as of December 31, 2009 and June 30, 2010.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(6) Long-term Bank Loans (continued)
The Company’s bank facilities are subject to the fulfillment of covenants which require the fair value of the Company’s vessels to exceed a certain percentage of the outstanding loan balance. Should there be any shortfall, the banks have the right to require the Company to either prepay to the banks a portion of the outstanding loan balance which amounts to such shortfall or to provide additional security in the form of restricted cash deposits which amount to the shortfall.
As of December 31, 2009, the Company had breached the covenant of a bank loan amounting to $60,375,000, which required the fair value of Shinyo Navigator to be higher than 110% of the outstanding loan balance. The shortfall of $18,662,550 as of December 31, 2009 has to be prepaid by the Company or secured by additional restricted cash upon the request from the bank. The shortfall of $18,662,550 as of December 31, 2009 was classified as current liabilities in the combined balance sheet as the Company did not have an unconditional right at the balance sheet date to defer settlement for at least the next twelve months as a result of the breach of that covenant.
In March 2010, the Company deposited $8,000,000 with the bank as additional security for the loan to obtain a waiver from compliance with the covenant through March 31, 2010. In July 2010, the Company obtained a waiver from compliance with the covenant up to the next scheduled covenant measurement date on December 31, 2010. As the Company has obtained a waiver for complying with the covenant prior to the issue of the unaudited condensed combined financial statements for the six months ended June 30, 2010, the breach of the covenant as of the balance sheet date has not resulted in the classification as current liabilities of amount payable in over 12 months from the balance sheet date under the terms of the bank facilities.
(7) Interest Rate Swap Arrangements
Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with counterparties that meet stringent qualifications.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(7) Interest Rate Swap Arrangements (continued)
As of December 31, 2009 and June 30, 2010, the Company had outstanding interest rate swap arrangements with financial institutions as follows:

						Fair value of swap
						(assets/(liabilities))
Counterparty	Start date	Maturity date	Notional	Pay fixed rate	Receive floating rate	December 31,	June 30,
			Amount	per annum	per annum	2009	2010

HSH Nordbank AG	January 10, 2007	December 13, 2016	82,875,000	4.95%	3-month LIBOR	(4,952,189)	(5,805,075)

BNP Paribas	September 18, 2008	December 30, 2018 (Terminated on March 29, 2010)	20,129,700	4.16%	3-month LIBOR	(872,367)	—

The Bank of Nova Scotia	September 18, 2008	September 28, 2018 (Terminated on March 31, 2010)	20,129,700	4.16%	3-month LIBOR	(876,254)	—

DVB Bank S.E.	September 22, 2008	September 28, 2018 (Terminated on March 29, 2010)	13,419,800	4.16%	3-month LIBOR	(599,909)	—

BNP Paribas	September 18, 2008	December 30, 2018	20,129,700	4.19%	3-month LIBOR	(900,670)	(2,090,080)

The Bank of Nova Scotia	September 18, 2008	September 28, 2018	20,129,700	4.19%	3-month LIBOR	(905,109)	(2,081,929)

DVB Bank S.E.	September 18, 2008	September 28, 2018	13,419,800	4.19%	3-month LIBOR	(622,905)	(1,377,003)

					Total	(9,729,403)	(11,354,087)

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(7) Interest Rate Swap Arrangements (continued)
The interest rate swaps are used to manage the interest rate risks arising from the Company’s long-term bank loans detailed in Note 6. The fair value changes of $10,777,913 (gain) and $4,899,212 (loss) from the interest rate swap arrangements during the periods ended June 30, 2009 and 2010, respectively, are recognized in the statements of income and the related liabilities are shown under derivative financial instruments in the balance sheets. The fair values of the interest rate swaps are determined using pricing models developed based on the LIBOR swap rate and other observable market data.
The interest rate swap agreements with BNP Paribas, The Bank of Nova Scotia and DVB Bank S.E. in respect of the loan facility for the financing of Shinyo Saowalak as further described in note 6(f) were terminated on March 29, 2010, March 31, 2010 and March 29, 2010, respectively, in connection with the early repayments of the loan. In connection with the termination of the interest rate swap agreements, the Company paid $3,274,528 to the counterparties which represented the fair value of the interest rate swap agreements upon termination.
(8) Revenue
The Company generates its revenue from time charter agreements. The Company’s revenue during the periods ended June 30, 2009 and 2010 can be analyzed as follows:

	2009	2010

Time charter	31,825,564	34,064,003
Profit-sharing arising from time charter	—	1,109,740

	31,825,564	35,173,743

(9) Related Party Transactions

Name of party	Relationship
Vanship Holdings Limited (“Vanship”)	The Parent of the Vessel Owning Subsidiaries
Belindtha Marine Limited (“Belindtha”)	A company controlled by a shareholder of Vanship
China Sea Maritime Ltd. (“China Sea”)	A company controlled by a director of the Vessel Owning Subsidiaries
Shinyo Maritime Corporation (“Shinyo Maritime”)	A company controlled by a director of the Vessel Owning Subsidiaries
Univan Ship Management Limited (“Univan”)	A company controlled by a director of the Vessel Owning Subsidiaries

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(9) Related Party Transactions (continued)
(a)	The principal related party transactions during the periods ended June 30, 2009 and 2010 were as follows:

	Note	2009	2010
Management fee to Belindtha	(i)	300,000	330,050
Agency fee to China Sea	(ii)	300,000	300,000
Agency fee to Shinyo Maritime	(ii)	300,000	300,000
Loan interest income from the Parent	(iii)	184,912	126,046
Loan interest expense to the Parent	(iv)	2,820,396	2,647,689
Notes:
(i)	The Company has outsourced substantially all its day-to-day operations to Belindtha. The service fee is payable to Belindtha at a pre-determined amount in accordance with the terms mutually agreed by Belindtha and the Company.
(ii)	China Sea and Shinyo Maritime have provided agency services to the Company. The agency fee is payable to China Sea and Shinyo Maritime based on contractual agreements with the Company.
(iii)	The balance represents interest income on a loan to the Parent by the Company. Terms of the loans are set out in Note 9(b)(v) below.
(iv)	The balance represents interest expense on loans from the Parent. Terms of the loans are set out in Note 9(b)(vi) below.
(b)	Amounts due from and due to related parties as of December 31, 2009 and June 30, 2010 were as follows:

		December 31,	June 30,
	Note	2009	2010
Amounts due from related parties:
Amount due from Univan	(i)	248,049	986,377
Amount due from the Parent	(ii)	635,605	126,045
		883,654	1,112,422

Amounts due to related parties:
Amount due to Univan	(iii)	4,997,850	5,781,087
Amount due to the Parent	(iv)	8,791,125	10,803,209
		13,788,975	16,584,296

Loan to a related party:
The Parent	(v)	8,882,533	8,882,533

Loans from a related party:
The Parent	(vi)	131,459,170	156,385,888

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(9) Related Party Transactions (continued)
(b)	Amounts due from and due to related parties as of December 31, 2009 and June 30, 2010 were as follows (continued):
Notes:
(i)	The balance represents advance payments for expenses to be paid by Univan on behalf of the Company. The balance is unsecured, non-interest bearing and with no fixed terms of repayment.
(ii)	The balance represents interest receivable from the Parent on a loan set out in (v) below.
(iii)	The balance represents payable to Univan for expenses paid on behalf of the Company. The balance is unsecured, non-interest bearing and with no fixed terms of repayment.
(iv)	The balance represents interest payable on loans from the Parent. Terms of the loans are set out in (vi) below.
(v)	The balance represents a loan to the Parent, which carries interest at LIBOR plus 1.35% per annum with final maturity on October 1, 2019.
(vi)	The balance represents various loans from the Parent. The loans carry interest at rates ranging from six-month LIBOR plus 2.39% to 3.98% per annum (weighted average effective interest rate of 4.36% and 3.45% as of December 31, 2009 and June 30, 2010, respectively) or at fixed rates ranging from 5% to 6.5% per annum with maturities between January 13, 2012 and June 30, 2022.
The interest expense for the periods ended June 30, 2009 and 2010, including amounts capitalized, was $2,820,396 and $2,647,689, respectively. During the periods ended June 30, 2009 and 2010, interest expenses of $1,282,996 and $1,068,137 were capitalized as part of the costs of vessels under construction, respectively.
Interest expense of $nil and $635,605 was paid during the periods ended June 30, 2009 and 2010, respectively.
(c)	The Parent provided a letter of support to each of the combined entities of the Company to confirm its intention to provide continuing and unlimited financial support to the Vessel Owing Subsidiaries so as to enable each of the Vessel Owning Subsidiaries to meet its liabilities when they become due, so long as these entities were owned by and under the control of the Parent. Upon the consummation of the acquisition of the Vessel Owning Subsidiaries by NMAC on September 10, 2010, NMAC provided a letter of support for each of the combined entities of the Company to confirm its intention to provide such financial support.
(d)	As of December 31, 2009 and June 30, 2010, all of the long-term bank loans as set out in Note 6 were guaranteed by the Parent.
(10) Commitments and Contingencies
(a)	Capital commitments
Capital commitments for the vessels under construction as of December 31, 2009 and June 30, 2010 were $107,358,400 and $53,679,200, respectively.
(b)	Contingencies
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.
(11) Fair Value Measurement
(a)	Fair value of financial instruments
The carrying amount of cash and amounts due from/to related parties approximates their fair values because of the short maturity of these instruments.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
The carrying value of long-term bank loans and loans from a related party approximates their fair values based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.
(b)	Fair value hierarchy
The following table presents assets and liabilities that were measured at fair value on a recurring basis (including items that are required to be measured at fair value) as of December 31, 2009 and June 30, 2010:

Fair value measurements at
reporting date using
Quoted price
		in active	Significant
		market for	other	Significant
		identical	observable	unobservable
	Carrying	assets	inputs	inputs
	amount	(Level 1)	(Level 2)	(Level 3)
At December 31, 2009
Interest rate swaps	9,729,403	—	9,729,403	—

At June 30, 2010
Interest rate swaps	11,354,087	—	11,354,087	—

(12)	Business and Credit Concentrations
The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability. The Company seeks to mitigate volatilities in its business by obtaining long-term charter contracts. The Company has obtained long-term time charter contracts which will expire in four to sixteen years from June 30, 2010.
The Company outsourced the technical management services to Belindtha which is controlled by a person related to a director of the Vessel-Owning Subsidiaries. Belindtha then sub-contracted its obligations under the outsourcing arrangement to Univan which assists Belindtha in providing technical management services to the Company. Univan is controlled by a director of the Vessel-Owning Subsidiaries. All expenses incurred by Univan on behalf of the Company are charged to the Company based on the actual expenditures incurred on its behalf. During the periods ended June 30, 2009 and 2010, the Company paid service fee of $300,000 and $330,050, respectively, to Belindtha. Any failure in providing the services by Univan to the Company may adversely affect the Company’s results and operations.
The Company is engaged in the business of ocean transportation of crude oil industry which is extremely competitive and dependent on the world’s demand for crude oil. Competition depends on price, location, size, age, condition and the acceptability of the vessels to the charterers. Any increase in competition and changes in demand for crude oil could result in lower revenue achieved for the vessels.
The following sets out revenues from each individual customer that comprised 10% or more of gross combined revenue (before deferred revenue adjustment) during the periods ended June 30, 2009 and 2010:

	2009		2010
		%		%
Formosa Petrochemical Corporation	6,968,500	23	7,947,614	23
Dalian Ocean Shipping Company	13,960,190	46	15,297,167	43
Blue Light Chartering Inc.	4,353,560	14	7,149,500	20
SK Shipping Company Limited	—	—	4,779,462	14
Sanko Steamship Co., Ltd	5,310,366	17	—	—

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(12)	Business and Credit Concentrations (continued)
The gross accounts receivable due from each individual customer that represents more than 10% of the outstanding combined accounts receivable was as follows:

	December 31, 2009		June 30, 2010
		%		%
Formosa Petrochemical Corporation	—	—	234,175	27
Dalian Ocean Shipping Company	—	—	494,006	58
SK Shipping Company Limited	—	—	130,626	15

(13)	Combining Entities
As of June 30, 2010, the Company had six vessels with substantive operating activities which represented each of the seven Vessel Owning Subsidiaries except for one entity with a vessel that was under construction. The operating vessels are chartered to different charterers and are managed separately. The Company’s senior management reviews internal management reports for each of the Vessel Owning Subsidiaries on a monthly basis.
(a)	Results and assets of operating vessels
The Company’s senior management monitors the results and assets attributable to each operating vessel on the following bases:
•	Vessel assets include all assets of the entity including tangible assets and current assets.
•	Vessel revenues represent revenue generated from time charter agreements by each operating vessel.
•	Vessel results represent income or loss before income taxes.

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(13) Combining Entities (continued)
(a)	Results and assets of operating vessels (continued)

	Shinyo	Shinyo	Shinyo	Shinyo	Shinyo	Shinyo
	Loyalty	Kannika	Navigator	Ocean	Dream	Saowalak
	Limited	Limited	Limited	Limited	Limited	Limited	Total

Period ended June 30, 2009

Revenue from external customers	4,353,560	6,032,390	7,927,800	6,968,500	6,543,314	—	31,825,564
Vessel (loss)/income	(251,215)	761,519	3,068,690	1,044,996	1,431,214	—	6,055,204
Interest income	13,426	475,163	286	—	—	—	488,875
Interest expense	605,577	1,274,970	2,665,741	1,832,918	1,745,362	—	8,124,568
Depreciation	1,839,868	1,974,619	2,875,743	2,508,679	1,739,843	—	10,938,752

Period ended June 30, 2010

Revenue from external customers	7,149,500	7,022,438	7,774,470	7,947,614	4,779,462	500,259	35,173,743
Vessel income/(loss)	2,673,263	2,755,971	(598,694)	3,298,788	173,105	(2,457,658)	5,844,775
Interest income	1,523	311,486	22,877	757	866	214	337,723
Interest expense	367,260	725,027	2,673,141	644,343	734,419	140,894	5,285,084
Depreciation	2,184,928	1,974,619	2,875,743	2,508,679	1,739,284	182,670	11,465,923

(b)	Reconciliation of total income attributable to operating vessels to combined income before income taxes

	2009	2010
Total income attributable to operating vessels	6,055,204	5,844,775
Expenses for entities which have not yet commenced operations
- changes in fair value of derivative financial instruments	8,287,433	(3,120,328)
- other expenses	(3,290)	(1,550)

Combined income before income taxes	14,339,347	2,722,897

(c)	Reconciliation of total interest income to combined total interest income

	2009	2010
Total interest income	488,875	337,723
Interest income for entities which have not yet commenced operations	34	20
Elimination of inter-company interest income	(281,285)	(184,185)

Combined total interest income	207,624	153,558

Vessel Owning Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements (Continued)
for the six month periods ended June 30, 2009 and 2010
(expressed in US$)
(d)	Reconciliation of total interest expense to combined total interest expense

	2009	2010
Total interest expense	8,124,568	5,285,084
Elimination of inter-company interest expense	(281,285)	(184,185)

Combined total interest expense	7,843,283	5,100,899

(14) Subsequent event
Pursuant to a definitive agreement dated July 19, 2010 entered into between Vanship and NMAC, a company listed on the New York Stock Exchange, Vanship agreed to sell all its of equity interests in the Vessel Owning Subsidiaries to NMAC for an aggregate consideration of $587,000,000, consisting of $576,000,000 in cash (subject to closing adjustments) and $11,000,000 in shares of common stock of NMAC (based on the closing trading price averaged over the 15 trading days immediately prior to closing, that resulted in the issuance at closing of 1,894,918 shares of common stock). The acquisition was consummated on September 10, 2010. At closing on September 10, 2010, the following transactions took place: (i) all intercompany balances of the Company, including loans from and to related parties, were waived; (ii) prepayment in full of the loan facility dated August 20, 2008 on the Shinyo Kieran; (iii) the Company’s interest rate swap arrangements were terminated; and (iv) all of the Company’s bank loan agreements were amended to include, among other things, changes in margin, financial and other covenants.

Unaudited Pro Forma Combined Financial Statements of Navios Acquisition
     The following unaudited pro forma financial information of Navios Maritime Acquisition Corporation (the “Company” or “Navios Acquisition”) has been prepared to show the acquisition of the seven vessel-owning subsidiaries (“Vessel Owning Subsidiaries”) from Vanship Holdings Limited (the “Seller”) and the effect of the exercise of 13,865,950 of the Company’s warrants for cash and 19,321,056 of the Company’s warrants exercised on a cashless basis (for the aggregate issuance of 18,412,053 shares of common stock) on September 1, 2010.
     The unaudited pro forma financial statements for the year ended December 31, 2009 have been previously filed on a Form 6-K dated July 18, 2010, and filed on July 26, 2010. The unaudited pro forma condensed combined statement of income for the six month period ended June 30, 2010 assumes the acquisition was consummated on January 1, 2009 and includes pro forma adjustments that are directly attributable to the acquisition and are expected to have a continuing impact on our results of operations.
     The historical balance sheet as at June 30, 2010 and the historical statement of operations for the six month period ended June 30, 2010 of the Company have been derived from the unaudited condensed consolidated financial statements as of June 30, 2010 and for the six month period then ended.
     The historical balance sheet as of June 30, 2010 and the historical statement of operations for the six month period ended June 30, 2010 presented are based on the combined financial statements of the Vessel Owning Subsidiaries of the Seller as of June 30, 2010 and for the six month period then ended. The unaudited pro forma consolidated financial information included herein is based on the above-referenced historical financial statements of the Company and the Vessel Owning Subsidiaries and on certain assumptions which the Company believes to be reasonable, which are described in the notes to the statements below.
     The Company has not performed a complete and thorough valuation analysis necessary to determine the fair values of all of the Seller’s assets to be acquired and liabilities to be assumed and accordingly as described in Note 2 below the unaudited pro forma consolidated financial statements include a preliminary allocation of the purchase price to reflect the fair value of those assets and liabilities. Once the valuation analysis is completed, this unaudited pro forma consolidated information will be adjusted. These adjustments may be material.
INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Financial Statements of Navios Maritime Acquisition Corporation:
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2010	P-2 - P-4
Unaudited Pro Forma Condensed Combined Statement of Operations for the six month period ended June 30, 2010	P-5 - P-6
Pro Forma Adjustments	P-6 - P-7

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010
(Expressed in thousands of U.S. dollars)

						Additional
						Pro Forma
		Pro forma		Combined	Vessel Owning	Adjustments		Combined after
	Navios Acquisition	Adjustments		(After proceeds	Subsidiaries as of	(acquisition of		acquisition of
	As of June 30,	Proceeds from		of Warrant	June 30,	Vessel Owning		Vessel Owning
	2010	Warrant Program		Program)	2010	Subsidiaries)		Subsidiaries
ASSETS
Current assets
Cash	$51,948	$76,776	(1)	$128,724	$13,620	$		$142,344

	—	—		—	—	40,000	(2)	40,000
	—	—		—	—	(4,699)	(4)	(4,699)
	—	—		—	—	(133,995)	(3)	(133,995)

Cash	51,948	76,776		128,724	13,620	(98,694)		$43,650
Restricted cash, current portion	6,104	—		6,104	2,497	—		8,601
Trade accounts receivable, prepayments and other receivables	64	—		64	2,720	—		2,784
Amounts due from related parties	—	—		—	1,112	(1,112)	(8)	—
Supplies	—	—		—	1,414	—		1,414

Total current assets	$58,116	$76,776		$134,892	$21,363	$(99,806)		$56,449

Other assets
Vessels	43,727	—		43,727	490,727	(71,227)	(5)	463,227
Deposits for vessel acquisitions	172,071	—		172,071	89,544	(26,944)	(6)	234,671
Restricted cash, long term portion	29,492	—		29,492	14,500			43,992
Intangible -purchase options	3,158	—		3,158	—			3,158
Back log asset	—	—		—	—	66,473	(7)	66,473
Loan to a related party	—	—		—	8,883	(8,883)	(8)	—
Deferred finance costs	2,233	—		2,233	2,217	(2,217)	(8)	—
	—	—		—	—	4,699	(4)	6,932

Total other assets	250,681	—		250,681	605,871	(38,099)		818,453

Total assets	$308,797	$76,776		$385,573	$627,234	$(137,905)		$874,902

NAVIOS MARITIME ACQUISITION CORPORATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010
(Expressed in thousands of U.S. dollars)

						Additional
						Pro Forma
	Navios	Pro forma		Combined	Vessel Owning	Adjustments		Combined after
	Acquisition	Adjustments		(After proceeds	Subsidiaries as of	(acquisition of		acquisition of
	As at June 30,	Proceeds from		of Warrant	June 30,	Vessel Owning		Vessel Owning
	2010	Warrant Program		Program)	2010	Subsidiaries)		Subsidiaries
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$400	$—		$400	$	$—		$400
Accrued expenses and other payables	3,153	—		3,153	8,258	—		11,411
		—		—		—		—
Amount due to related parties	599	—		599	16,584	(16,584)	(8)	599
Long term debt, current portion	1,793	—		1,793	40,224	—		42,017

Total current liabilities	$5,945	$—		$5,945	$65,066	$(16,584)		$54,427

Long term liabilities
Long term debt, net of current portion	157,193	—		157,193	376,850			534,043
Loans from a related party	—	—		—	156,386	(156,386)	(8)	—
		—				40,000	(2)	40,000

Other liabilities	3,158	—		3,158	—	—		3,158
Backlog liability	—	—		—	—	12,997	(7)	12,997
Derivative financial instruments	—	—		—	11,354	(11,354)	(8)	—

Total liabilities	$166,296	$—		$166,296	$609,656	$(131,327)		$644,625

Stockholders’ equity
Preferred Stock	—	—		—	—	—		—
Common stock	2	2		4	—	—		4
Retained Earnings	(2,207)	—		(2,207)	17,578	(17,578)		(2,207)
Additional paid-in capital	144,706	76,774	(1)	221,480	—	11,000	(3)	232,480

Total stockholders’ equity	$142,501	$76,776		$219,277	$17,578	$(6,578)		$230,277

Total liabilities and stockholders’ equity	$308,797	$76,776		$385,573	$627,234	$(137,905)		$874,902

Navios Maritime Acquisition Corporation
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
 (Expressed in thousands of U.S. dollars- except share and per share data)

	Navios Acquisition	Vessel Owning	Pro Forma		Navios Acquisition
	Historical	Subsidiaries Historical	Adjustments		Pro Forma
Operating revenue
Revenue	$26	$35,174	$—		$35,200

Operating expense
Vessel operating expenses	—	8,514	2,346	(9)	10,860
Depreciation and amortization	4	11,466	(654)	(10)	10,816
Management fees	14	330	(330)	(9)	14
Commission	—	728	(728)	(9)	—
General and administrative expenses	546	179	120	(9)	845
Share based compensation	2,140	—	—		2,140

Total operating expense	2,704	21,217	754		24,675

Operating (loss)/income	$(2,678)	$13,957	$(754)		$10,525

Other income/(expense)					—
Interest income	269	154	—		423
Interest expense and finance cost	(250)	(5,101)	(2,487)	(11)	(7,838)
Write-off of deferred loan costs	—	(1,207)	1,207	(12)	—
Changes in fair value of derivative financial instruments	—	(4,899)	4,899	(13)	—
Others, net	53	(180)	—		(127)

Total	72	(11,233)	3,619		(7,542)

(Loss)/income before income taxes	(2,606)	2,724	2,865		2,983
Income taxes	—	—	—		—

Net (loss)/income	$(2,606)	$2,724	$2,865		$2,983

Earnings per share
Basic and diluted:
Net (loss)/income	$(2,606)				$2,983
Incremental fair value of warrants exercised (14)					(647)

Net (loss)/income attributable to common shareholders	(2,606)				2,336

Weighted average number of common shares outstanding - basic (15)	29,742,527				50,049,498
Weighted average number of common shares outstanding - diluted (15)	29,742,527				51,447,323

Basic net (loss)/income per share attributable to common shareholders	$(0.09)				$0.05
Diluted net (loss)/income per share attributable to common shareholders	$(0.09)				$0.05

Pro Forma Adjustments
(1) To record the net proceeds of $76,776, that was raised from the completion of a warrant tender program. The proceeds from this warrant tender program were used as part of the consideration paid for this business acquisition.
The following pro forma adjustments give effect to the business acquisition as if it was consummated as of January 1, 2009: (i) the acquisition of 100% ownership interests in seven vessel owning entities (collectively,“Vessel Owning Subsidiaries”), which was closed on September 10, 2010, for total consideration if $587,000, consisting of $113,800 in cash (net of cash assumed) as well as the issuance of 1,894,918 common shares for $11,000.
(2) Represents the amount of financing from Navios Maritime Holdings Inc. (“Navios Holdings”) of $40,000.
(3) Represents the cash paid of $133,995 (including additional cash for the acquisition of working capital items for a total of $20,195) as part of the consideration. In addition, the Company issued 1,894,918 common shares with a fair value of $11,000.
(4) Represents the estimated deferred finance fees of $4,699 related to (i) $411,000 facility, which consists of six credit facilities with a consortium of banks, and (ii) $40,000 from a short term financing from Navios Holdings.
(5) Represents the preliminary fair value adjustment to the carrying value of the vessels of $(71,227).
(6) Represents the preliminary fair value adjustment to deposits for vessel acquisitions of $(26,944).
(7) Represents the preliminary fair value adjustment for backlog assets of $66,473 and backlog liability $(12,997).
(8) Represents the elimination of assets and liabilities that are not being acquired pursuant to the Purchase Agreement. Those items include: Amounts due to/due from related parties, loans from related party, deferred finance costs and derivative financial instruments.
(9) (a) To adjust vessel operating expenses assuming a daily fixed fee of $10 per vessel pursuant to the new management agreement; and (b) to eliminate existing management fee and commission following the termination of the existing agreements.
(10) To adjust depreciation related to the vessels and amortization expense related to the intangible assets based on the preliminary fair market value adjustments. Vessels are amortized over 25 years from their original construction. Favorable/ unfavorable leases on charter-out contracts are amortized over the remaining life of the related contract, which ranges from 4.3 to 15 years.
(11) To record additional interest expense assuming an average rate on the assumed bank loans of 3.55% per annum. If the interest rate increased by 1%, the Company’s interest expense would increase by approximately $4,100. Adjusted also for the amortization of the new deferred financing fees.
(12) To eliminate the historical deferred finance amortization of existing loan facilities.
(13) To eliminate the income statement impact of derivative financial instruments, since these instruments were not acquired.
(14) Represents the estimate of the fair value of the inducement provided to certain warrant holders who participated in a warrant tender program.
(15) The weighted average number of shares has been adjusted to reflect the 1,894,918 common shares issued as part of the consideration paid and the issuance of 18,412,053 new common shares from the warrant tender program. These common shares are considered outstanding for the six months ended June 30, 2010.

1. Accounting Treatment
Basis of Accounting — The unaudited pro forma combined financial information has been prepared in accordance with U.S. GAAP.
The unaudited pro forma statement of operations for the six-months ended June 30, 2010 has been derived from: (i) the unaudited condensed consolidated statement of operations of Navios Acquisition and its subsidiaries for the six month period ended June 30, 2010; and (ii) the unaudited combined statement of operations of Vessel Owning Subsidiaries for the six month period ended June 30, 2010.
The pro forma adjustments primarily relate to the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation, amortization, backlog asset and other related income and expenses.
The unaudited pro forma summary financial information is for illustrative purposes only and does not purport to be indicative of the results of operations that would have been achieved had the transactions been consummated as of January 1, 2009. In addition, they do not purport to represent what results of operations will be for any future period.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: September 15, 2010